Exhibit 99.1
Press Release dated October 3, 2022

Contact:	Lytham Partners, LLC Joe Diaz (1)-602-889-9700 E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces The Appointment of Aris
Kekedjian As Chairman and CEO

DUBLIN, Ireland (October 3, 2022)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced the appointment of Mr. Aris Kekedjian as CEO with effect from October 3, 2022.  He succeeds Mr. Ronan O’Caoimh, co-founder of Trinity Biotech, who will remain on the Trinity Biotech plc Board of Directors to advise the Company going forward.  In addition, Mr Kekedjian has also assumed the role of Chairman of the Board of Directors of Trinity Biotech plc.

Mr. Kekedjian’ s appointment as CEO of Trinity Biotech coincides with what Trinity Biotech believes is a period of fundamental transformation in the diagnostic landscape.  The Company expects that increasing utilisation of digital health and virtual care, along with the changes in consumer behaviour brought about by COVID-19, will drive a move to increased decentralised diagnostic testing – an area in which Trinity Biotech has held a leading position for over 20 years.  Over the past two years Trinity Biotech has been repositioning itself to capitalise on this change, with a goal of building a world-class executive team driven to scale solutions in this evolving, digitising and interconnected diagnostic ecosystem.  Mr. Kekedjian’s appointment introduces a proven global business leader to complement a number of recent senior executive hires from leading global companies.

Mr. Kekedjian brings more than 30 years of global business leadership, expertise in strategic transformation and an extensive M&A track record to Trinity Biotech, all of which are expected to be critical to the Company as it repositions itself for growth in this evolving diagnostic ecosystem.

In a three-decade career at General Electric (“GE”), Mr. Kekedjian provided crucial leadership to diverse industrial and financial businesses, most recently as Chief Investment Officer and Global Head of Business Development of GE. His experience ranges from operating roles scaling high growth entrepreneurial platforms to restructuring GE’s portfolio of leading global businesses through M&A, partnerships and public markets.  While at GE, he was actively engaged in the strategy development, portfolio evolution and venture activities at GE Healthcare, a global leader in imaging diagnostics and life sciences.

Most recently, Mr. Kekedjian served as President & Chief Executive Officer at Icahn Enterprises, Senior Advisor to ECN Capital, and Independent Director of various public companies including Xerox Corporation, Finserv Acquisition Corp. and XPO Logistics, Inc.

As part of Mr. Kekedjian’ s compensation package he shall be entitled to a substantial share options package that is designed to align Mr. Kekedjian’s interests with those of Trinity Biotech shareholders.  Under the share options package Mr. Kekedjian is entitled to:

•
Options to purchase 2 million ADS at an exercise price of US$1.071 (the closing price on 30 September 2022).  The options will vest on a quarterly basis over 24 months from the date of commencement of employment.

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Options to purchase 3 million ADS (the “Incentive Options”) which become exercisable in the event the closing price of the ADS reach certain levels for ten (10) trading days out of the thirty (30) previous trading days, of which: (i) options to purchase 1 million ADSs  become exercisable if and when the closing price of the ADSs is equal to or greater than $3.00, (ii)  options to purchase 1 million ADSs become exercisable if and when the closing price of the ADSs is equal to or greater than $4.00, and (iii) options to purchase 1 million ADSs become exercisable if and when the closing price of the ADSs is equal to or greater than $5.00, in each case adjusted for any stock splits, reverse splits or equivalent reorganisations.

•	The Incentive Options have an exercise price of US$1.071 and vest rateably on a monthly basis over 3 years from the date of commencement of employment.

•	The above options may be settled in ADSs or cash at the election of Trinity Biotech and are subject to acceleration in certain circumstances.

Comments

“I am delighted that Aris Kekedjian, the former Chief Investment Officer of GE, a company with a long history of world leading diagnostics and life sciences businesses, has agreed to lead Trinity Biotech as CEO.  Throughout his career, Aris has a been the architect of numerous transformative portfolio strategies and has delivered rapid growth in regulated industries.  He also has a track record of championing early moves in new industries or those undergoing fundamental change much like the changes now ongoing in the diagnostic industry,” said Ronan O'Caoimh, outgoing CEO of Trinity Biotech. “Aris is a results-oriented leader who believes that in a post-COVID-19 world with ever increasing healthcare costs, proactive decentralised testing solutions are part of mega-trends toward healthier lifestyles and digital health.  I’m confident that with this latest appointment, we have a world class team with the experience and skillset to position Trinity Biotech as a high-growth diagnostic solutions innovator and industry consolidator.”

Commenting on his appointment, Mr. Kekedjian stated, “I am thrilled to be joining Trinity Biotech at such a pivotal point in the company’s history. We are at an inflection point where the future lies in a consumer-centric, proactive healthcare system. Convenient decentralised testing along with biometric technology and virtual care are key to this more cost-effective operating model. Trinity’s trusted brand, 30-year history of developing FDA and WHO approved decentralised testing solutions, world-class laboratory services and market-leading positions in the autoimmune, haemoglobin and life science categories are key attributes that attracted me to the Company. With its broad portfolio and depth of experience, Trinity Biotech is the ideal platform to build strategic ecosystem partnerships and acquire critical capabilities in a rapidly evolving industry.  I look forward to working with the team, our partners, and shareholders to capitalise on this opportunity.”

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

Forward Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC

By:	/s/ John Gillard
John Gillard
Chief Financial Officer

Date:  October 4, 2022